Exhibit 99.3

Prestige Wealth Inc.
PROXY FOR ORDINARY GENERAL MEETING OF HOLDERS OF CLASS B ORDINARY SHARES

March 27, 2025

THE BOARD RECOMMENDS A VOTE FOR ALL THE PROPOSALS.

I. It is resolved as a special resolution that the conversion of any Class B Ordinary Share to Class A ordinary share of par value US$0.000625 of the Company or transfer of any Class B Ordinary Share be subject to the prior approval of the board of directors of the Company (“Class B Variation”), and that to reflect, among other things, the Class B Variation, the third amended and restated memorandum and articles of association of the Company (the “A&R M&AA”), substantially in the form of Appendix A attached hereto, be adopted as the new memorandum and articles of association of the Company, in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association.

__FOR	__AGAINST	__ABSTAIN

II. It is resolved as an ordinary resolution that, the Class B GM be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class B GM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class B GM of the Company to be held on or about the date of the meeting.

__FOR	__AGAINST	__ABSTAIN

This Proxy is solicited on behalf of the management of Prestige Wealth Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: